Luminex®

35th Annual J.P. Morgan Healthcare Conference

Investor Presentation

Nachum "Homi" Shamir
President and Chief Executive Officer
January, 2017



complexity simplified.

Safe Harbor Statement

Certain statements made during the course of this presentation may not be purely historical and consequently may be forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to statements made regarding: our partner model and the ability of our partners and installed base to drive future growth; the ability of our technology to enhance productivity and efficiency; our financial position and long-term revenue growth; our ability to integrate our recent acquisition of Nanosphere Inc.; our molecular diagnostic business model, the markets we are targeting, market segmentation, expected growth of such markets, and the ability of our products to address those markets; sales of our products, their technical capabilities, and the anticipated market size and acceptance, demand and regulatory environment and approvals therefor; our direct sales efforts; our system placements; our system and assay product pipeline and anticipated timelines for regulatory approvals and market releases, including for ARIES and Verigene instrumentation and assays; market opportunity for ARIES and Verigene; functionality and benefits of ARIES and Verigene and competitive position; reimbursement trends; our ability to drive growth through investment in R&D and next generation systems and focus on operating leverage and managing operating costs; our long term financial targets; our key steps and strategies for growth; our strategic outlook and growth plan for our business for 2017 and beyond; operational trends, including those related to sales of systems, assays, consumables, and royalty revenues; competitive threats and products offered by other companies; 2017 revenue guidance; our business outlook, financial targets and projections about revenues, cash flow, system shipments, expenses and market conditions, and their anticipated impact on Luminex for 2017 and beyond; and, any statements of the plans, strategies and objectives of management for future operations.

These forward looking statements speak only as of the date hereof and are based on our current beliefs and expectations and are subject to known or unknown risks and uncertainties some of which are beyond our control that could cause actual results or plans to differ materially and adversely from those anticipated in the forward looking statements. Factors that could cause or contribute to such differences are detailed in our annual, quarterly, or other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward looking statements.

Also, certain non-GAAP financial measures as defined by SEC Regulation G, may be covered in this presentation. To the extent that any non-GAAP financial measures are covered, a presentation of and reconciliation to the most directly comparable GAAP financial measures will be included in this presentation may be available on our website at www.luminexcorp.com in accordance with Regulation G.

Recent Highlights: Strong 2016; Momentum Heading into 2017



Record 4Q16 Revenue Over

$72M

+20% over 4Q15

2017 Total Revenue Guidance Issued



$295M - $305M
+11%
2015
2016
2017E

Verigene Continues Strong Growth



$9M
+32%
4Q14
4Q15
4Q16

Reorganization to Yield Annualized Savings of

$9M

Luminex Corporation: A Life Science and MDx Growth Story

Our Goal: Complexity Simplified

To provide customers in **life science research** and **clinical diagnostics** with **simple to use solutions** that address their most complex needs while **reducing overall cost**.

We address **multi-billion dollar markets** as technology addresses **Protein and Molecular** targets

Large + Growing Base

14,000+ systems cumulative shipped to-date

Razor + Blade Model

Strong profitability and cash flow

Expanding MDx + IP Portfolio

ARIES®, Verigene®,

Project ATLAS

500+ Patents

Sample to Answer MDx test revenue growth, pro-forma (2016):

+61%



Luminex Corporation: Business Overview

STRATEGIC PARTNERS
Strong Profitability & Cash Flow

2016 Partner- Related Revenue
$141M

High Margin Beads and Royalty Revenue
$93M

Growth Expectations
6-8%

MOLECULAR DIAGNOSTICS
Sample to Answer to Drive Growth Acceleration

Total 2016 pro-forma MDx test revenue grew 14% over 2015

Significant growth in Verigene-related revenue

2016 MDx Revenue
$122M

Aggressive expansion of ARIES and ATLAS IVD assay menu in 2017 and beyond

100+ Highly Experienced MDx Sales and Support Professionals


STRATEGIC PARTNERS
Luminex
MDx SAMPLE TO ANSWER

FOOTNOTE: Slide does not include “other” revenue generated in 2016

Strategic Partners

Business Update

complexity simplified.

Luminex®

Strategic Partners: Summary

Thermo Fisher SCIENTIFIC

BIO-RAD

EMD MILLIPORE

IMMUCOR

bio-techne

PARTNERS:

52%

of our business

+13% in 2016

2016 Partner-Related Revenue, by Product:


Total:
$141M
Royalty
$44M
Service
$11M
System
$37M
Consumable
$49M

Total Cumulative Systems Shipped to Date:


7,700
9,700
11,700
13,800
2010
2012
2014
2016

% of Total 2016 Partner-Related Revenue, by Market:


Protein Research
~40%
Immuno-dx
~20%
Transplant Diagnostics
~40%

Luminex

The Partner Business: How it Works

Instruments, Consumables & Royalties


MAGPIX
Luminex manufactures beads & instruments
Luminex signs partner contracts
Luminex sells beads & instruments to partners
Partners develop kits for sale with instruments
invitrogen
by Thermo Fisher Scientific
Partners sell instruments & kits; pay Luminex royalty

Molecular Diagnostics: Sample to Answer

Business Update

complexity simplified.

Luminex®

Molecular Diagnostics: Summary



Molecular Diagnostics:

45%

of our business

+22%
in
2016

2016 MDx Assay Revenue, by Category:

Total: $120M


Genetic
$31M
Infectious Disease
$89M

% of 2016 MDx Assay Revenue, by Platform


Automated
12%
Non-Automated
88%

Focused on Infectious Diseases MDx Market

Molecular Diagnostics: Verigene Continues to Grow Rapidly

Total Verigene Revenue
(Pro-Forma)


BCID accounts for ~60% of total test revenue
$14M
$21M
+50%
$31M
+46%
2014
2015
2016

Differentiated and Flexible Verigene Solution Gaining Share in Fast-Growing Blood Culture Identification (BCID) Market


Luminex
BIOFIRE
46%
54%
Q4 2014
Luminex
BIOFIRE
56%
44%
Q4 2015

SOURCE: MDxI IVD Insights, 2015-1 and 2016-1 -1 and 2016-1

Molecular Diagnostics: ARIES Progress

CUSTOMER TRACTION

- Positive customer feedback
- 90+ placements

ARIES M1

- Right-sized for target customers
- Broadens customer choice

REGULATORY – TEST MENU

- FDA Cleared: HSV 1&2 , Flu A/B/RSV, GBS
- Submitted to FDA: Bordetella (December)
- Clinical trials: C.Diff, GAS, Norovirus

Group B Strep

Now FDA Cleared!



ARIES M1



ARIES

Molecular Diagnostics: Customer Sales and Support

Sales Force

40+

Sales Support

60

100+

Highly Experienced MDx Sales & Support Professionals

2016 Sales Force Integration Activities

- AUG — Integration Immersion & Data Collection
- SEP — Structure & Sizing Recommendations
- OCT — Territory Design & Finalization
- NOV — Integration Communication
- DEC — Product Line Cross-Training
- JAN — **MDx Sales Force Fully Integrated and Trained**

Molecular Diagnostics: Recent Verigene and ARIES Feedback

After an exhaustive process of evaluating platforms we determined that the Luminex Verigene platform was the perfect fit for our laboratory. The platform is easy to use and flexible in the configuration. As we increase our usage we can easily add more processors to meet the volume increase.”

Riverview Health Laboratory
(sub-300 bed community hospital)

I like to refer to Verigene as ‘septic care’ because I truly believe that this technology offers a premium care for our septic patients.”

Technical Director
Molecular diagnostics lab

ARIES is compact, simple to use, easy to expand for additional testing, and the technology yields reliable results. We intend to add to our ARIES-based testing menu as other analytes become available.”

Laboratory Director
Molecular diagnostics lab

Molecular Diagnostics: Project ATLAS

To provide customers in clinical diagnostics with **simple to use solutions** that address their most complex clinical needs.


Luminex.
Luminex.

Clinical studies:
Current goal is to initiate by end of 2Q17

First assay:
High plex enteric panel

Molecular Diagnostics: IVD Assay Menu Roadmap

Luminex is rapidly expanding both its molecular targeted and syndromic test menus on a portfolio of Sample to Answer platforms

2016

ARIES
(HSV, Flu A/B/RSV, Group B Strep)

Verigene
(Blood Stream Infections, Respiratory, Gastro)

xTAG
(Respiratory, Gastro, NxTAG Respiratory, CYP2D6, CYP2C19, Cystic Fibrosis)

2017

ARIES
(HSV, Flu A/B/RSV, Group B Strep, C.Diff, Norovirus, Group A Strep, Bordetella, Others)

Verigene
(Blood Stream Infections, Respiratory, Gastro)

xTAG
(Respiratory, Gastro, NxTAG Respiratory, CYP2D6, CYP2C19, Cystic Fibrosis)

2018+

ATLAS
(Enteric, Respiratory, BCID)

ARIES
(HSV, Flu A/B/RSV, Group B Strep, C.Diff, Norovirus, Group A Strep, Bordetella, MRSA, Others)

Verigene
(Blood Stream Infections, Respiratory, Gastro)

xTAG
(Respiratory, Gastro, NxTAG Respiratory, CYP2D6, CYP2C19, Cystic Fibrosis)

Molecular Diagnostics: First to Market with S2A Targeted & Syndromic Molecular Tests; Rapid Future Menu Expansion


MRSA
C Diff
Norovirus
Flu/RSV
GBS
GAS
CT/NG/TV
Respiratory Panel
GI Panel
BCID Panel
Vaginitis Panel
Luminex
Cepheid
BIOFIRE
GenMark Dx

Financial Overview

complexity simplified.

Luminex®

Financial Overview: A Strong Finish to 2016


Revenue
$238M
$271M
(+14% Y/Y)
2015
2016

Generated 2016 revenue of $271M, +14% Y/Y

Acquired Nanosphere – adding a portfolio of infectious disease testing solutions

Commercialized Sample to Answer platform, ARIES. Obtained FDA clearance of ARIES M1 and test menu: HSV 1&2, Flu A/B/RSV, and GBS

Grew partner-related revenue by 13% over 2015

Negotiated $63M binding commitment from LabCorp through June, 2018

YE15 cash: $148M; Nanosphere transaction ($93M); All other items +$35M; YE16 cash balance at $90M+

Financial Overview: Strong 2016; Momentum Carrying into 2017



Revenue
$238M
$271M
(+14% Y/Y)
$295M -
$305M
(+11% Y/Y)
2015
2016
2017E

Partner-related revenue to grow 6 - 8% in 2017

Sample to Answer revenue to be over $45M in 2017 and $100M by 2019

Early commercial stage Sample to Answer molecular platforms (e.g. ARIES, Verigene) to temper 2017 corporate gross margins; longer-term gross margins to rise

Nanosphere integration on-track; accretive by YE17

Financial Overview: Transformation of Our Business

	2016	Forward 3-yr CAGR
Partner Revenue	**$141M**	**6 - 8%**
Molecular Dx: **Sample to Answer**	**$17M** ($31M for full year 2016)	**35 - 40%**
Molecular Dx: **Non-Automated**	**$105M**	**(15) - (20)%***

FOOTNOTE: Slide does not include approximately "other" revenue generated in 2016

* Primarily due to anticipated transition of select Lab Corp testing business

Thank You

Luminex®

complexity simplified.